SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Jeffs’ Brands Ltd

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M61472128

(CUSIP Number)

February 19, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons L.I.A. Pure Capital Ltd.(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 236,911(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 236,911(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,911(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)(4)
12.	Type of Reporting Person (See Instructions) CO

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of L.I.A. Pure Capital Ltd. (“Pure Capital”).
(2)

As of February 19, 2024, Pure Capital is the beneficial owner of 236,911 Ordinary Shares, no par value per share (“Ordinary Shares”), of the Issuer, consisting of (i) 150,874 Ordinary Shares; and (ii) an option to purchase up to 86,037 Ordinary Shares (the “Call Option”), exercisable within 60 days of February 19, 2024, granted to Pure Capital pursuant to a Call Option Agreement with Viki Hakmon, dated November 14, 2021, as amended on February 19, 2024 and effective on January 29, 2024 (the “Call Option Agreement”). In addition, Pure Capital is the owner of warrants to purchase 322,783 Ordinary Shares, which are not exercisable due to a beneficial ownership limitation of 4.99% of the Issuer’s issued and outstanding Ordinary Shares.

(3)	Based on a total of 3,099,973 Ordinary Shares, outstanding as of February 19, 2024, as reported by the Issuer to the Reporting Persons.
(4)

Pursuant to the Call Option Agreement, Pure Capital shall not have the right to exercise any portion of the Call Option, to the extent that after giving effect to such issuance after exercise, Pure Capital, would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Call Option.

1.	Names of Reporting Persons Kfir Silberman(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 236,911(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 236,911(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,911(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.99%(3)(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Kfir Silberman is the officer, sole director, chairman of the board of directors and control shareholder of Pure Capital.
(2)

As of February 19, 2024, Pure Capital is the beneficial owner of 236,911 shares of Ordinary Shares of the Issuer, consisting of (i) 150,874 Ordinary Shares; and (ii) up to 86,037 Ordinary Shares, exercisable within 60 days of February 19, 2024, issuable pursuant to the exercise of the Call Option. In addition, Pure Capital is the owner of warrants to purchase 322,783, which are not exercisable due to a beneficial ownership limitation of 4.99% of the Issuer’s issued and outstanding Ordinary Shares.

(3)	Based on a total of 3,099,973 Ordinary Shares, outstanding as of February 19, 2024, as reported by the Issuer to the Reporting Persons.
(4)	Pursuant to the Call Option Agreement, Pure Capital shall not have the right to exercise any portion of the Call Option, to the extent that after giving effect to such issuance after exercise, Pure Capital, would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Call Option.

Item 1.

(a)	Name of Issuer: Jeffs’ Brands Ltd

(b)	Address of Issuer’s Principal Executive Offices: 7 Mezada Street, Bnei Brak, Israel, 5126112

Item 2.

(a)	Name of Person Filing: Pure Capital and Kfir Silberman (together, the “Reporting Persons”).

(b)	Address of Principal Offices or, if None, Residence: The address of the Reporting Persons is: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares.

(e)	CUSIP Number: M61472128

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibit Index

Exhibit No.	Description
99.1

Joint Filing Agreement, dated as of September 29, 2022, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on September 29, 2022 with the SEC).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2024

L.I.A. PURE CAPITAL LTD.

	By:	/s/ Kfir Silberman
	Name:	Kfir Silberman
	Title:	Authorized Person

Kfir Silberman

/s/ Kfir Silberman